SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Phoenix Biotech Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71902K 105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71902K 105

1.	Names of reporting persons. Phoenix Biotech Sponsor, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 5,296,246**
	7.	Sole dispositive power 0
	8.	Shared dispositive power 5,296,246**

9.	Aggregate amount beneficially owned by each reporting person 5,296,246**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 23.0%
12.	Type of reporting person (see instructions) OO

**	See Item 4 of this filing.

CUSIP No. 71902K 105

1.	Names of reporting persons. Chris Ehrlich
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 5,296,246**
	7.	Sole dispositive power 0
	8.	Shared dispositive power 5,296,246**

9.	Aggregate amount beneficially owned by each reporting person 5,296,246**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 23.0%
12.	Type of reporting person (see instructions) IN

**	See Item 4 of this filing.

Item 1.

(a)	Name of Issuer

Phoenix Biotech Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

2201 Broadway, Suite 705

Oakland, CA 94612

Item 2.

(a)	Name of Person Filing

(1)	Phoenix Biotech Sponsor, LLC
(2)	Chris Ehrlich (collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence

The business address of each of the Reporting Persons is c/o Phoenix Biotech Acquisition Corp., 2201 Broadway, Suite 705, Oakland, CA 94612.

(c)	Citizenship

Phoenix Biotech Sponsor, LLC is a Delaware limited liability company. Mr. Ehrlich is a United States citizen.

(d)	Title of Class of Securities

Class A common stock, par value $0.0001 per share

(e)	CUSIP Number

71902K 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8) ;

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 1 and 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person. The beneficial ownership percentage for each Reporting Person is based on 22,981,250 of the Issuer’s common shares outstanding as of November 19, 2021.

Phoenix Biotech Sponsor, LLC (the “Sponsor”) is the direct beneficial owner of 699,996 shares of the Issuer’s Class A common stock and 4,596,250 shares of the Issuer’s Class B common stock. The shares of Class B common stock held by the Sponsor will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer’s charter documents.

The Sponsor is managed by Mr. Ehrlich. As a result of the foregoing, Mr. Ehrlich may be deemed to share voting and investment power over the Issuer’s common shares held directly by the Sponsor. Mr. Ehrlich disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 8, 2022

PHOENIX BIOTECH SPONSOR, LLC

By:	/s/ Chris Ehrlich
Name:	Chris Ehrlich
Title:	Manager

/s/ Chris Ehrlich
Chris Ehrlich